File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated December 20th., 2004

VITRO, S.A. DE C.V.

NOTICE

Vitro, S.A. held an Ordinary Shareholders Meeting

Garza Garcia, Nuevo Leon, Mexico, December 20, 2004.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) held today an Ordinary Shareholders Meeting where it was approved the granting of shares as guarantee of its indirect subsidiary named “Empresas Comegua, S.A.” that represent the 49.7% of the capital stock of this company to HSBC Bank, USA, N.A. as agent of certain creditors of Vitro Envases Norteamérica, S.A. de C.V.

The guarantee is granted pursuant to the terms of the Senior Secured Guaranteed Notes issued in United States of America by its subsidiary Vitro Envases Norteamérica, S.A. de C.V. on July of the current year. Likewise, the shareholders meeting approved the transfer of the referred shares if an event of default occurred, and approved to authorize the Board of Directors in order to delegate, in the persons that it deem appropriate, the execution of any amendment to the Master Collateral Agreement entered into by Vitro Envases Norteamérica, S.A. de C.V. and such creditors. In like manner, it was approved the appointment of special delegates to formalize the relating minutes.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials, equipment and capital goods for industrial uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Media: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Financial Community: Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. Contacts: Susan Borinelli/Alex Fukidis Breakstone & Ruth Int. (646) 536-7012 / 7018 sborinelli@breakstoneruth.com afukidis@breakstoneruth.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: December 20th, 2004